

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2025

David Michery
Chief Executive Officer
MULLEN AUTOMOTIVE INC.
1405 Pioneer Street,
Brea, California 92821

> **Re: MULLEN AUTOMOTIVE INC.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 13, 2025**
> **File No. 001-34887**

Dear David Michery:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Katherine J. Blair